Exhibit (e)(5)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

July 21, 2012

ING Partners, Inc. 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:    Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Amended and Restated Expense Limitation Agreement dated December 7, 2005, as amended and restated, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to ING Templeton Foreign Equity Portfolio (the “Portfolio”), agrees that DSL shall, from July 21, 2012 through May 1, 2014, subject to shareholder approval of the reorganization of ING Artio Foreign Portfolio with and into the Portfolio, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, shall be as follows:

Name of Portfolio	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	Adviser Class	Initial Class	Service Class	Service 2 Class
ING Templeton Foreign Equity Portfolio	1.42%	0.92%	1.17%	1.32%

DSL acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Sincerely,

/s/ Todd Modic

Todd Modic
Vice President
Directed Services LLC